

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 16, 2015

Via E-mail
Mr. Chris M. Hymel
President and Treasurer
Signal Advance, Inc.
2520 County Road 81
Rosharon, TX  77583

> **Re:     Signal Advance, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-K/A for the Year Ended December 31, 2014**
> **Filed April 3, 2015**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2015**
> **and June 30, 2015**
> **File No. 000-54626**

Dear Mr. Hymel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2014

Item 9A(T). Controls and Procedures, page 29

1.     Please amend the filing to include the conclusion required by Item 307 of Regulation S-K regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  This comment also applies to your Forms 10-Q for the periods ended March 31, 2015 and June 30, 2015.

2.     In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated *Internal Control – Integrated Framework*.  Please revise future filings,

including the requested amendment, to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original framework, the "1992 Framework", or the Updated Framework issued in 2013.  Refer to Item 308(a)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Item 4.  Controls and Procedures, page 17

3.      You disclose that you performed an assessment of your internal control over financial reporting as of June 30, 2015.  Item 308 of Regulation S-K indicates that management's conclusion on the effectiveness of its internal control over financial reporting is an annual requirement rather than a quarterly one.   Please tell us if management performed a full assessment of the effectiveness of your internal control over financial reporting as of June 30, 2015.  If they did not, please amend the filing to remove the disclosures regarding an evaluation of internal control over financial reporting at June 30, 2015.  This comment also applies to your Form 10-Q for the period ended March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.  You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery